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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:3235-0145 Expires:Febuary 28, 2009 Estimated average burden hours per response ....10.4

SCHEDULE 13G/A Under the Securities and Exchange Act of 1934 (Amendment No. 2)*
Socket Mobile, Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value
(Title of Class of Securities)
83368E200
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83368E200
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rogers Family Trust, UTD 01-21-81
2. Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 229,887
6. Shared Voting Power 0
7. Sole Dispositive Power 229,887
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 229,887
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 3.3%
12. Type of Reporting Person (See Instructions) OO (revocable family trust)

CUSIP No. 83368E200
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Roy and Ruth Rogers Unitrust, UTD 09-28-89
2. Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 68,651
6. Shared Voting Power 0
7. Sole Dispositive Power 68,651
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 68,651
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 1.0%
12. Type of Reporting Person (See Instructions) OO (charitable remainder unit trust)

Item 1.

The name and address of the principal executive offices of the Issuer are:

Socket Mobile, Inc.
39700 Eureka Drive, Newark, CA 94560

Item 2.

This statement on Schedule 13G is being filed by:

(a) Name of Person Filing*:
(1)  Rogers Family Trust, UTD 01-21-81
(2)  Roy and Ruth Rogers Unitrust, UTD 09-28-89
(collectively, the “Filers”)

*Attached to Amendment 1 of this Schedule 13G is a Joint Filing Agreement between the Filers.  This Schedule 13G is being filed on behalf of each of them.

(b) Address of Principal Office or, if None, Residence**:	27927 Briones Way Los Altos Hills, CA 94022 **This Address applies to all Filers.
(c) Citizenship/Place:	(1) California (2) California
(d) Title of Class of Securities:	Common Stock, $0.001 Par Value
(e) CUSIP Number:	83368E200

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See Items 5-9 and 11 of the cover page for each Filer.  The sum totals for the Filers are as below.

(a)	Amount beneficially owned: 298,538

(b)	Percent of class: 4.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 298,538

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 298,538

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following          ☒

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018	Rogers Family Trust

	By:	/s/ Roy L. Rogers Name: Roy L. Rogers Title: Trustee

Dated: February 14, 2018	Roy and Ruth Rogers Unitrust

	By:	/s/ Roy L. Rogers Name: Roy L. Rogers Title: Trustee

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: February 14, 2018	Rogers Family Trust

	By:	/s/ Roy L. Rogers Name: Roy L. Rogers Title: Trustee

Dated: February 14, 2018	Roy and Ruth Rogers Unitrust

	By:	/s/ Roy L. Rogers Name: Roy L. Rogers Title: Trustee